SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

NIC Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

62914B 10 0

(CUSIP Number)

Jeffery S. Fraser

PO Box 189

Teton Village, WY 83025

(307) 734-7140

(Name, Address and Telephone number of Person

Authorized to Receive Notices and Communications)

January 21, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13f-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 62914B 10 0

Item 1.	Name of Reporting Person: Jeffery S. Fraser
Item 2.	Check the Appropriate Box if a Member of a Group:	(a)
(b)
Item 3.	SEC Use Only
Item 4.	Source of Funds	N/A
Item 5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	N/A
Item 6.	Citizenship or Place of Organization:	United States

Number of Shares Beneficially Owned by each Reporting Persons with
Item 7.	Sole Voting Power	2,740,824*
Item 8.	Shared Voting Power	75,873*
Item 9.	Sole Dispositive Power	2,740,824*
Item 10.	Shared Dispositive Power	75,873*

Item 11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	2,816,697*

Item 12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:	N/A

Item 13.	Percent of Class Represented by Amount in Row (11):	4.5%

Item 14.	Type of Reporting Person:	IN

*669,031 of these shares of common stock of NIC Inc. are held in an entity of which the Reporting Person is not the owner, but is the manager. 75,873 of these shares of common stock of NIC Inc. are held in a joint account with the Reporting Person’s spouse, Ingrid D. Fraser (“Ingrid Fraser”). Ingrid Fraser has the same address as the address of the Reporting Person listed in Item 2 below. Ingrid Fraser is a homemaker. Ingrid Fraser has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Ingrid Fraser has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ingrid Fraser is a citizen of the United States.

Item 1.	Security and Issuer:	Common Stock, $.0001 par value

NIC, Inc.

	Address:	25501 West Valley Parkway
Suite 300
Olathe, KS 66061

Item 2.	Identity and Background:	Jeffery S. Fraser (the “Reporting Person”)

Addresses:
Jeffery S. Fraser
7745 Lower Granite Ridge Rd PO Box 189 Teton Village, WY 83025

	Occupations:	Mr. Fraser is a retired businessman and former director of NIC Inc.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	Citizenship:	See Item 6 of Cover Page.

Item 3.	Source and Amount of Funds or Other Consideration:
N/A

Item 4.	Purpose of Transaction:

The Reporting Person sold shares of common stock of NIC Inc. for liquidity purposes. The Reporting Person has no present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5.		Interest in Securities of the Issuer:	See Item 11 of Cover Page

Number of Shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	See Item 7 of Cover Page
	(ii)	Shared power to vote or direct the vote:	See Item 8 of Cover Page
	(iii)	Sole power to dispose or to direct the disposition of:	See Item 9 of Cover Page
	(iv)	Shared power to dispose or to direct the disposition of:	See Item 10 of Cover Page
		Aggregate Amount Beneficially Owned by Each Reporting Person:	See Item 11 of Cover Page
		Percent of Class Beneficially Owned	See Item 13 of Cover Page

On January 21, 2010, the Reporting Person sold 1,000,000 shares of common stock of the Issuer for a price per share of $8.90 through a broker dealer.

On December 30, 2009, the Reporting Person sold 9,900 shares of common stock of the Issuer for an average price per share of $9.26 through a broker dealer. The range of prices at which the shares were sold was $9.25 to $9.28.

On December 29, 2009, the Reporting Person sold 53,500 shares of common stock of the Issuer for an average price per share of $9.28 through a broker dealer. The range of prices at which the shares were sold was $9.25 to $9.33.

For each of the transactions reported above with an average price, the Reporting Person undertakes to provide upon request of the Staff full information regarding the number of shares sold at each separate price.

No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by the Reporting Person.

The Reporting Person ceased to be the beneficial owner of more than 5% of the common stock of the Issuer on January 21, 2010.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

None.

Item 7.	Material to be Filed as Exhibits:

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ JEFFERY S. FRASER
Dated: January 26, 2010		Jeffery S. Fraser